February 28, 2008

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20459-1004

Ladies and Gentlemen:

Pursuant to the requirements of the Securities and Exchange Act of 1934 under Section 13 or 15(d) submitted herewith is the combined Annual Report on Form 10-K for the year ended December 31, 2007, for the companies noted below.

Northeast Utilities

The Connecticut Light and Power Company

Western Massachusetts Electric Company

Public Service Company of New Hampshire

The financial statements included in the aforementioned report on Form 10-K for the year ended December 31, 2007 reflect changes from the preceding year in accounting principles or practices related to the adoption of Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109."  These changes are fully disclosed in the accompanying notes to the consolidated financial statements included in the aforementioned Form 10-K.

Very truly yours.

/s/	Timothy J. Griffin
Timothy J. Griffin
Assistant Controller - Corporate Accounting